Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated May 12, 2014

Registration Statement No. 333-195133

Investor Relations (303) 691-4350 Investor@aimco.com Elizabeth Coalson Vice President Investor Relations (303) 691-4327

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

ANNOUNCES PRICING OF PREFERRED STOCK OFFERING

DENVER, COLORADO, May 12, 2014

Apartment Investment and Management Company (“Aimco”) (NYSE: AIV) announced today that it has priced an underwritten public offering of five million shares of its 6.875% Class A Cumulative Preferred Stock. The shares were priced at $25 per share for gross proceeds to Aimco of $125 million. The net proceeds of the offering are expected to be approximately $121.1 million and will be used by Aimco for general corporate purposes, which may include repayment of indebtedness under its revolving credit facility and repayment of non-recourse property debt.

Terry Considine, Chairman and Chief Executive Officer, comments: “Aimco is pleased to welcome the investors in our Class A preferred stock. The issuance is an important milestone for Aimco. Its favorable pricing reflects market confidence in the Aimco balance sheet and business plan. Its perpetual term reduces Aimco’s refunding risk. Its fixed cost reduces Aimco’s exposure to future interest rate increases.”

Ernie Freedman, Chief Financial Officer, adds: “Wells Fargo did a nice job in its placement of the preferred stock. We plan to use the proceeds to repay property debt and increase our pool of unencumbered properties to increase financial flexibility and bring us closer to an investment grade rating. While the current cost of Class A preferred stock is greater than the interest saved on the debt to be repaid, I am pleased to reaffirm the guidance provided in Aimco’s May 1, 2014 Earnings Release for Pro Forma FFO per share and AFFO per share for the second quarter and full year 2014.”

Aimco expects to close the sale of the Class A Cumulative Preferred Stock, subject to customary conditions, on or about May 16, 2014.

The shares of Class A Cumulative Preferred Stock have a liquidation preference of $25 per share, have no stated maturity, are not subject to any sinking fund and are redeemable at par plus accumulated, accrued and unpaid dividends at Aimco’s option after May 16, 2019 at any time or from time to time.

Wells Fargo Securities, LLC acted as sole book-running manager for the offering.

Aimco is a real estate investment trust that is focused on the ownership and management of quality apartment communities located in the largest markets in the United States. Aimco is one of the country’s largest owners and operators of apartments, with 233 communities in 23 states and the District of Columbia. Aimco common shares are traded on the New York Stock Exchange under the ticker symbol AIV, and are included in the S&P 500. For more information about Aimco, please visit our website at www.aimco.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are based on management’s judgment as of this date and include certain risks and uncertainties. Risks and uncertainties include, but are not limited to, Aimco’s ability to maintain current or meet projected occupancy, rental rates and property operating results. Actual results may differ materially from those described in these forward-looking statements and, in addition, will be affected by a variety of risks and factors, some of which are beyond the control of Aimco, including, without limitation: financing risks, including the availability and cost of capital markets financing and the risk that our cash flows from operations may be insufficient to meet required payments of principal and interest; earnings may not be sufficient to maintain compliance with debt covenants; real estate risks, including fluctuations in real estate values and the general economic climate in the markets in which we operate and competition for residents in such markets; national and local economic conditions, including the pace of job growth and the level of unemployment; the terms of governmental regulations that affect Aimco and interpretations of those regulations; the competitive environment in which Aimco operates; the timing of acquisitions and dispositions; insurance risk, including the cost of insurance; natural disasters and severe weather such as hurricanes; litigation, including costs associated with prosecuting or defending claims and any adverse outcomes; energy costs; and possible environmental liabilities, including costs, fines or penalties that may be incurred due to necessary remediation of contamination of properties presently owned or previously owned by Aimco.

In addition, our current and continuing qualification as a real estate investment trust involves the application of highly technical and complex provisions of the Internal Revenue Code and depends on our ability to meet the various requirements imposed by the Internal Revenue Code, through actual operating results, distribution levels and diversity of stock ownership.

Readers should carefully review Aimco’s financial statements and notes thereto, as well as the risk factors described in Aimco’s Annual Report on Form 10-K for the year ended December 31, 2013, and the other documents Aimco files from time to time with the Securities and Exchange Commission (the “SEC”). These forward-looking statements reflect management’s judgment as of this date, and Aimco assumes no obligation to revise or update them to reflect future events or circumstances.

The issuer has filed a registration statement (including a preliminary prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement and prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling Wells Fargo Securities, LLC, toll-free at 1-800-326-5897.